Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Qifu Technology, Inc.

奇富科技股份有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3660)

DATE OF BOARD MEETING AND
DATE OF PUBLICATION OF THIRD QUARTER 2024
FINANCIAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of Qifu Technology, Inc. (the “Company”) will hold a Board meeting on Tuesday, November 19, 2024 (Beijing/Hong Kong time) for the purposes of, among other things, approving the Company’s unaudited financial results and announcement for the third quarter ended September 30, 2024 (the “Q3 2024 Financial Results”). The Company will announce the Q3 2024 Financial Results on Wednesday, November 20, 2024 (Beijing/Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at ir.qifu.tech, before the trading hours of The Stock Exchange of Hong Kong Limited.

The Company’s management team will host an earnings call at 7:30 p.m. U.S. Eastern Time on Tuesday, November 19, 2024 (8:30 a.m. Beijing/Hong Kong Time on Wednesday, November 20, 2024).

All participants who wish to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI019bc78618c84e7184e794d691cfdb5b

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at ir.qifu.tech.

By order of the Board
Qifu Technology, Inc.
Haisheng Wu
Director and Chief Executive Officer

Hong Kong, November 7, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Haisheng Wu, Mr. Alex Zuoli Xu, Mr. Dan Zhao and Ms. Jiao Jiao as Directors; and Mr. Gang Xiao, Mr. Andrew Y Yan, Mr. Fan Zhao, Mr. Eric Xiaohuan Chen and Mr. Xiangge Liu as Independent Directors.